April 13, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Re: American International Group, Inc.
Dear Mr. Rosenberg:
We are in receipt of your letter dated March 29, 2010 with respect to American International Group, Inc.’s (AIG) decisions made in connection with determining the accounting for certain repurchase agreements, securities lending transactions, and other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets. This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
To put AIG’s responses to the Staff’s comments in context, AIG believes it will be helpful to provide background on how the market and AIG-specific matters affected its accounting for repurchase agreements and securities lending transactions during the preceding three years.
AIG uses repurchase agreements, securities lending and similar transactions as a source of funding and to execute its business strategy. Historically, AIG has sought to execute these agreements on terms commonly offered in the marketplace, which resulted in the transfers of the securities being reported as collateralized financing transactions. For those transfers that were required to be accounted for as sales, AIG did not structure the transactions to obtain sales treatment. Rather, in response to the changing market conditions and AIG-specific liquidity events in late 2008, certain of AIG’s counterparties demanded significantly higher levels of collateral to enter into the agreements (used as a source of funding), which resulted in sales rather than collateralized-financing accounting under Accounting Standards Codification 860 for those transactions. Due to the limited alternative liquidity sources available to AIG since September 2008 (e.g., Federal Reserve Bank of New York credit agreement and the United States Department of the Treasury), AIG continued to use its existing liquidity sources, which were less expensive than the government arrangements, despite the less favorable collateral terms.
Because general debt-market conditions have improved since 2008, additional market participants have offered repurchase agreements to AIG, resulting in an increased volume of these transactions (particularly during the last two quarters of 2009). However, the counterparties have continued to demand higher levels of securities in comparison to the amount of cash collateral provided. We believe counterparties are demanding higher levels of securities because of continuing concerns over AIG’s credit.
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Mr. Jim B. Rosenberg	April 13, 2010
United States Securities and Exchange Commission	Page 2
We have repeated your requests below to facilitate your review.
•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

AIG Response:

Substantially all of AIG’s repurchase agreements qualifying for sales accounting are related to AIG Financial Products Corp. and AIG Trading Group Inc. and their respective subsidiaries (“AIGFP”) financing activities. The fair values of securities transferred in connection with repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years are as follows ($ in millions):

	Fair Value of		Fair Value of		Fair Value of
	Securities		Securities		Securities
Quarter	Transferred	Quarter	Transferred	Quarter	Transferred
Q1 2007	$0	Q1 2008	$0	Q1 2009	$684
Q2 2007	0	Q2 2008	0	Q2 2009	708
Q3 2007	0	Q3 2008	0	Q3 2009	1,562
Q4 2007	0	Q4 2008	958	Q4 2009	2,328
The cash held at each quarterly balance sheet date for each of the past three years related to the securities transferred as presented in the table above is as follows ($ in millions):

	Cash		Cash		Cash
Quarter	Received	Quarter	Received	Quarter	Received
Q1 2007	$0	Q1 2008	$0	Q1 2009	$575
Q2 2007	0	Q2 2008	0	Q2 2009	419
Q3 2007	0	Q3 2008	0	Q3 2009	944
Q4 2007	0	Q4 2008	863	Q4 2009	1,529
•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

AIG Response:

AIG parent, its insurance company subsidiaries, and AIGFP are not required to, and do not, prepare daily or monthly balance sheets and therefore cannot provide quarterly average balances for repurchase agreements qualifying for sales accounting treatment for each of the past three years. However, the repurchase agreements AIG enters into generally mature in one to six months (rather than overnight) and there are a limited number of transactions associated with this activity.

Mr. Jim B. Rosenberg	April 13, 2010
United States Securities and Exchange Commission	Page 3
•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

AIG Response:

Among other criteria, to qualify as a collateralized borrowing, ASC 860 requires the transferor of assets to be able to repurchase or redeem the transferred assets on substantially the agreed terms, even in the event of default by the transferee. To meet this condition, a transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others.

As discussed above, beginning in late 2008 certain AIG repurchase agreement counterparties began requiring AIG to transfer significantly higher levels of securities (i.e., the counterparties increased securities margin levels) in exchange for cash collateral. As a result, during the 2008 fourth quarter and throughout 2009 certain repurchase agreement transactions did not meet the “substantially all” criterion required by ASC 860. Accordingly, AIG was required to account for such transactions as sales of securities with derivatives to repurchase the securities (forward purchase commitments) rather than as collateralized financings.

In general, all other transaction terms were consistent with industry-standard repurchase agreements that qualified for collateralized-financing accounting (as further described in our response below). That is, the failure to obtain cash collateral sufficient to fund substantially all of the cost of repurchasing replacement securities caused the criteria for sales accounting to be met for the securities transferred.
•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

AIG Response:

Among other criteria, to qualify as a collateralized borrowing, ASC 860 requires the transferor of assets to be able to repurchase or redeem the transferred assets on substantially the agreed terms, even in the event of default by the transferee. To meet this condition, a transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others.

The guidance in ASC 860 requires sales accounting where the transferor [AIG] surrenders control over the transferred financial assets. The surrender of control is considered to have occurred if all of the criteria in ASC 860-10 have been met:
a)	Legal isolation

Under collateralized financing agreements, the transferred assets are presumptively beyond the reach of AIG and its creditors, even in bankruptcy. Standard collateralized financing arrangements are generally interpreted to achieve legal isolation of the transferred securities, in part due to their provisions regarding default by the transferor and the remedies available to the transferee. AIG executes repurchase agreements using these standard collateralized financing arrangements.

Mr. Jim B. Rosenberg	April 13, 2010
United States Securities and Exchange Commission	Page 4
b)	Ability to exchange or pledge

Under standard collateralized financing arrangements, AIG’s counterparties have the ability to pledge or exchange the securities without constraint. Regardless of whether counterparties choose to pledge or exchange the securities transferred by AIG, their right to do so is not limited in collateralized financing agreements.
c)	The transferor does not maintain effective control over the assets

For transactions accounted for as sales, AIG did not have the right to receive, nor did it receive, sufficient cash collateral to maintain effective control over the securities transferred to certain collateralized financing counterparties.
The collateralized financing transactions with insufficient collateral must be accounted for as sales, not financings, because all of the ASC 860 requirements for sales accounting are met.
•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

AIG Response:

AIG uses repurchase agreements as a source of funding. Historically, AIG has sought to execute its repurchase agreements on terms commonly offered in the marketplace, which resulted in the transfers of the securities being reported as financing transactions. For those transfers that were required to be accounted for as sales, AIG did not structure repurchase agreements to obtain sales treatment. Rather, as discussed above, in late 2008 certain of AIG’s counterparties demanded significantly higher levels of collateral to enter into repurchase agreements, which resulted in sales rather than collateralized-financing accounting under ASC 860 for those transactions. Due to the limited alternative liquidity sources available to AIG since September 2008 (e.g., Federal Reserve Bank of New York credit agreement and the United States Department of the Treasury), AIG continued to use its existing liquidity sources, which were less expensive than the government arrangements, despite the less favorable collateral terms.

As discussed above, because general debt-market conditions have improved since 2008, additional market participants have offered repurchase agreements to AIG, resulting in an increased volume of these transactions (particularly during the last two quarters of 2009). However, the counterparties have continued to demand higher levels of securities in comparison to the amount of cash collateral provided.
•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

Mr. Jim B. Rosenberg	April 13, 2010
United States Securities and Exchange Commission	Page 5
AIG Response:
AIG does not believe the level of repurchase agreements accounted for as sales materially affected any ratios or metrics AIG discloses publicly, provides to analysts and credit rating agencies, discloses in AIG’s filings with the SEC, or provides to other regulatory agencies.
•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

AIG Response:

During the 2008 fourth and 2009 first quarters, all of AIG’s repurchase agreements that qualified for sales accounting were with one U.S.-domiciled counterparty. During the 2009 second and third quarters, this counterparty continued as the counterparty to the majority of AIG’s repurchase agreements that qualified for sales accounting. In the 2009 fourth quarter, this single counterparty accounted for approximately $1.0 billion of such repurchase agreements, measured at the fair value of the securities transferred. This concentration is attributable to the limited number of counterparties willing to provide secured funding to AIG.
•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

AIG Response:

AIG did not change its original accounting on any repurchase agreements during the last three years. In addition, AIG did not change its accounting policies with respect to accounting for repurchase agreements. However, while not changing the original accounting on any repurchase arrangements, AIG adopted FSP 140-3 as disclosed in the notes to the consolidated financial statements in the 2009 Form 10-K.
          For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.
AIG Response:
For the reasons described above, AIG cannot provide quarterly average balances for repurchase agreements accounted for as collateralized financings for each quarter in the past three years or provide maximum month-end balances. The table below

Mr. Jim B. Rosenberg United States Securities and Exchange Commission	April 13, 2010 Page 6
provides the quarter-end amounts of securities sold under agreements to repurchase recorded on AIG’s Consolidated Balance Sheet for each of the past three years ($ in millions):

Quarter End	Amount	Quarter End	Amount	Quarter End	Amount
Q1 2007	$17,581	Q1 2008	$9,674	Q1 2009	$3,413
Q2 2007	19,459	Q2 2008	9,659	Q2 2009	3,191
Q3 2007	23,368	Q3 2008	8,407	Q3 2009	3,285
Q4 2007	8,331	Q4 2008	5,262	Q4 2009	3,505
The decline in securities sold under agreements to repurchase accounted for as collateralized financings beginning in the 2008 third quarter and continuing throughout 2009 is attributable to the liquidity events affecting AIG during that period resulting in a decreased ability to negotiate terms that would qualify as collateralized financings.
In addition, please tell us:

•	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

AIG Response:

Substantially all of AIG’s securities lending transactions qualifying for sales accounting were conducted on behalf of AIG’s insurance subsidiaries. The fair values of securities transferred in connection with securities lending transactions qualifying for sales accounting at each quarterly balance sheet date for each of the past three years are as follows ($ in millions):

	Fair Value of		Fair Value of		Fair Value of
	Securities		Securities		Securities
Quarter End	Transferred	Quarter End	Transferred	Quarter End	Transferred
Q1 2007	$0	Q1 2008	$0	Q1 2009	$2,026
Q2 2007	0	Q2 2008	0	Q2 2009	1,825
Q3 2007	0	Q3 2008	0	Q3 2009	1,252
Q4 2007	0	Q4 2008	3,838	Q4 2009	321

Mr. Jim B. Rosenberg United States Securities and Exchange Commission	April 13, 2010 Page 7
The cash received at each quarterly balance sheet date for each of the past three years in exchange for the securities transferred is as follows ($ in millions):

	Cash		Cash		Cash
Quarter	Received	Quarter	Received	Quarter	Received
Q1 2007	$0	Q1 2008	$0	Q1 2009	$1,641
Q2 2007	0	Q2 2008	0	Q2 2009	1,489
Q3 2007	0	Q3 2008	0	Q3 2009	1,013
Q4 2007	0	Q4 2008	3,042	Q4 2009	260
Because of the market and AIG-specific liquidity events in late 2008, AIG securities lending counterparties began to require significantly higher margin levels (i.e., AIG was required to provide additional securities as collateral), which required AIG to account for certain transactions as sales rather than collateralized financings in accordance with ASC 860-10, consistent with the accounting analysis described above for repurchase agreements. The domestic securities lending program was unwound in December 2008. The foreign program was unwound in March 2010.

•	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

AIG Response:

During the last three years AIG’s insurance subsidiaries entered into dollar-roll transactions in which AIG transferred assets and agreed to repurchase assets that were not required to be substantially the same as those transferred. In accordance with ASC 860, during each of the quarters in each of the past three years, AIG consistently accounted for dollar-roll transactions as sales of securities and forward purchase commitments. The following table presents the fair values of securities transferred related to these transactions at each quarterly balance sheet date for the past three years ($ in millions):

	Fair Value of		Fair Value of		Fair Value of
	Securities		Securities		Securities
Quarter End	Transferred	Quarter End	Transferred	Quarter End	Transferred
Q1 2007	$0	Q1 2008	$32	Q1 2009	$0
Q2 2007	252	Q2 2008	23	Q2 2009	0
Q3 2007	0	Q3 2008	0	Q3 2009	0
Q4 2007	0	Q4 2008	958	Q4 2009	0
•	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff — the general principle for offsetting — does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy,

Mr. Jim B. Rosenberg	April 13, 2010
United States Securities and Exchange Commission	Page 8
and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.
     AIG Response:
AIG does not offset financial assets and financial liabilities in the balance sheet (e.g., related to CUSIP netting or trade-date receivables and payables) when a right of setoff does not exist.
          Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K
     AIG Response:
AIG does not consider the amounts of repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales to be material, except for the amount of losses recorded in the fourth quarter of 2008 as a result of such sales treatment. As a result, AIG provided the following disclosures in its 2008 and 2009 Annual Reports on Form 10-K related to securities lending transactions:
          2008 Form 10-K, page 67
During the fourth quarter of 2008, in connection with certain securities lending transactions, AIG met the requirements of sale accounting under FAS 140 because collateral received was insufficient to fund substantially all of the cost of purchasing replacement assets for the securities lent to various counterparties. Accordingly, AIG recognized a loss of $2.4 billion on deemed sales of these securities.
          2008 Form 10-K, page 166
During the fourth quarter of 2008, in connection with certain securities lending transactions, AIG met the requirements of sale accounting as prescribed by FAS 140 because collateral received was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, AIG recognized $2.4 billion of net realized capital losses on deemed sales of the securities it had lent.
          2008 Form 10-K, pages 209 and 210 and 2009 Form 10-K, page 210
During the fourth quarter of 2008, in connection with certain securities lending transactions, AIG failed to obtain or maintain collateral sufficient to fund substantially all of the cost of purchasing securities lent to various counterparties. In some cases, this shortfall

Mr. Jim B. Rosenberg	April 13, 2010
United States Securities and Exchange Commission	Page 9
in collateral has resulted in AIG accounting for individual securities lending transactions as sales combined with a forward purchase commitment rather than as secured borrowings.
Refer to footnote 1, Summary of Significant Accounting Policies, in AIG’s 2008 and 2009 Annual Reports on Form 10-K for additional disclosures provided. Similar disclosures were contained in each of AIG’s Quarterly Reports on Form 10-Q during 2009.
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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon Senior Vice President, Secretary & Deputy General Counsel